EXHIBIT 99.1

Stantec reports record 2021 earnings, raises annualized dividend by 9.1%, and provides 2022 outlook

EDMONTON, Alberta and NEW YORK, Feb. 23, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN Stantec, a global leader in sustainable design and engineering, today reported its results for the fourth quarter and year ended December 31, 2021, and provided its 2022 outlook. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior periods ended December 31, 2020.

Momentum from acquisitions, strong performance in the Global region and Canada, improving market conditions in the US, and shifts in project mix drove net revenue and project margin (previously referred to as “gross margin”) growth in the fourth quarter. Further progress was also made on the 2023 Real Estate Strategy, which remains on track to achieve a 30% reduction in Stantec's real estate footprint relative to 2019. For the fourth quarter, Stantec delivered earnings per share ("EPS") of $0.15 and adjusted diluted EPS of $0.57. For the full year, earnings achieved new records of $1.80 per share and adjusted diluted EPS of $2.42.

Stantec's outlook for 2022 reflects growing strength in the macroeconomic environment, record backlog, and infrastructure stimulus spending across various jurisdictions. These factors are expected to drive net revenue growth of 18% to 22% in 2022, with organic net revenue growth in the mid to high single digits, and an adjusted net income margin at or above 7.5% of net revenue. As a result, adjusted diluted EPS in 2022 is expected grow by 22% to 26%.

“In addition to achieving record earnings this year, several important strategic milestones attained in 2021 position us for accelerated value creation in 2022 and beyond,” said Gord Johnston, President and CEO. “The acquisition of Cardno, along with the five other acquisitions we made in 2021, expand our presence in key business lines such as environmental services and the energy transition, and key geographies like the United States and Australia that are poised for strong growth. Looking forward, we see a strong multi-year cycle ahead for the industry which will support expansion of our record 2021 Adjusted EBITDA margin and earnings.”

Full-Year 2021 Financial Highlights

  Full-year net revenue was $3.6 billion, a 2.6% increase on a constant currency basis compared with the prior year, driven by acquisition growth of 3.9%, partly offset by a slight organic retraction. Excluding the impact of the descoped Trans Mountain Expansion Project ("TMEP"), organic growth was 0.3% driven by strong performances in Canada and Global and offset by a slower US recovery. Fluctuations in foreign currencies resulted in negative foreign exchange impacts of 3.9%.
  The Canadian dollar strengthened considerably relative to the US dollar during the year, with the average exchange rate shifting to $1.25 in 2021 from $1.34 in 2020. This reduced 2021 net revenues by $130.7 million. Stantec further estimates that the impact to adjusted EBITDA, adjusted net income, and adjusted diluted EPS was approximately $16.6 million, $6.5 million, and $0.06 per share, respectively.
  Project margin increased $32.8 million or 1.7% to $2.0 billion, and increased as a percentage of net revenue from 52.4% to 54.0%, as a result of strong project execution in all geographies and businesses and shifts in project mix.
  Adjusted EBITDA from continuing operations was $573.8 million, approximating amounts generated in 2020 and increasing as a percentage of net revenue by 10 basis points to a record 15.8% from 15.7%. The increase in project margin was partly offset by higher administrative and marketing expenses, most notably a $30.3 million increase in share-based compensation expense (83 basis points as a percentage of net revenue) reflecting the revaluation of incentive plans due to an increase in Stantec's share price.
  The 2023 Real Estate Strategy contributed more than $0.18 per share in cost savings to net income ($0.15 per share savings to adjusted net income). On a pre-IFRS 16 basis, the cumulative impact from this initiative is estimated to have increased 2021 adjusted EBITDA margin by more than 100 basis points. As further progress was made on the Real Estate Strategy in 2021, additional leased spaces were identified to vacate and sub-let, and expectations for sub-let opportunities were adjusted to reflect current market conditions and outlook. This led to a $24.8 million non-cash net impairment of lease assets and related property and equipment and $12.5 million in onerous contract costs being recorded. Stantec is on track to achieve a 30% reduction in its real estate footprint relative to its 2019 baseline and expects to deliver a further $0.20 to $0.25 contribution to earnings per share by the end of 2023.
  Net income from continuing operations increased 26.1%, or $41.6 million, to $200.7 million; net income margin from continuing operations increased 1.2% from 4.3% to 5.5%, and diluted EPS increased 26.8%, or $0.38, to $1.80. Factors contributing to higher net income include project margin growth, lower interest and depreciation, unrealized fair value gains from equity investments, the combined effects of the 2023 Real Estate Strategy, and a lower effective tax rate partially offset by increased acquisition and integration costs.
  Adjusted net income from continuing operations increased 8.4%, or $21.0 million, to $269.9 million, representing 7.4% of net revenue, an improvement of 60 basis points, and adjusted diluted EPS increased 9.0%, or $0.20, to $2.42.
  Contract backlog stands at a record $5.1 billion—a 17.3% increase from December 31, 2020—representing approximately 13 months of work (11 months of work in 2020). Year over year, backlog grew 11.9% through acquisitions and 6.7% organically, with organic growth in all geographies. Of particular note, US backlog achieved 10.2% organic growth, with US Environmental Services recording over 50% organic growth. Further, Environmental Services backlog across all Stantec stands at over $1 billion, a new high-water mark for this business operating unit.
  Net debt to adjusted EBITDA was 1.8x at December 31, 2021 —within the guideline range of 1.0x to 2.0x. The ratio increased as a result of additions to net debt from acquisitions made in the fourth quarter.
  Operating cash flows from continuing operations decreased 34.1% from $602.6 million to $397.0 million; this was mainly due to decreased cash receipts from clients, negative foreign exchange impacts, and increased payments paid to suppliers.
  Days sales outstanding ("DSO") was 75 days at December 31, 2021 and 2020, well below the expectation of 80 days.
  In 2021, 939,482 common shares were repurchased for an aggregated price of $50.7 million under the normal course issuer bid which was renewed on November 9, 2021, to allow for the repurchase of up to an additional 5,559,312 common shares.
  On February 23, 2022, Stantec's Board of Directors declared a dividend of $0.18 per share, payable on April 18, 2022, to shareholders of record on March 31, 2022, representing an 9.1% increase on an annual basis.

2022 Outlook

Targets for 2022 are based on the assumption of a continued gradual global recovery but may not be valid should any of our key geographies experience a severe worsening of the pandemic.

2022 Annual Range
Targets
Net revenue growth	18% to 22%
Adjusted EBITDA as % of net revenue (note)	15.3% to 16.3%
Adjusted net income as % of net revenue (note)	At or above 7.5%
Adjusted ROIC (note)	Above 10.5%
Other expectations
Growth in adjusted diluted EPS (note)	22% to 26%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Effective tax rate (without discrete transactions)	23.2% to 24.2%
Earnings pattern	40% in Q1 and Q4
60% in Q2 and Q3
Days sales outstanding (note)	Under 80

In setting these targets and guidance, an average value for the US dollar of $1.25 and for the GBP $1.73 was assumed (see Assumptions in Stantec's 2021 Annual Report for more information).

note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and DSO is a metric discussed in the Definitions section of Stantec's 2021 Annual Report.

Net revenue is expected to increase 18% to 22% in 2022, and organic net revenue growth is expected to be in the mid to high single digits, weighted to the second half of the year. Organic growth in the US is expected to be in the high single digits, driven by growing momentum as evidenced by Stantec's record-high US backlog and project opportunities arising from the $1.2 trillion infrastructure stimulus bill. After a year of robust organic growth in Canada in 2021, high levels of activity are expected to be maintained, driving 2022 organic growth in the low single digits. Organic growth in Global is expected to achieve high single to low double-digit growth propelled by strong economic growth, continued demand, and stimulus in infrastructure sectors.

Project margin as a percent of net revenues is expected to be relatively consistent in 2022 compared to 2021. Adjusted EBITDA margin is anticipated to be in the range of 15.3% to 16.3%, reflecting investments in internal resources to support growth and the commercialization of new innovations and technologies, and increased discretionary spending (albeit not to pre-pandemic levels). Adjusted EBITDA margin in Q1 2022 will likely be at or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere and the protracted ramp-up of US activities and major projects awarded in Q4 2021. The higher end of the range is expected to be reached by the second half of 2022 driven by high organic net revenue growth and increased utilization in the US operations.

Adjusted net income is expected to continue to benefit from the 2023 Real Estate Strategy, which remains on track to achieve a 30% reduction in real-estate footprint compared with a 2019 baseline and a cumulative $0.35 to $0.40 per share by the end of 2023. With $0.15 recognized in 2021, the remaining $0.20 to $0.25 per share is expected to be generated approximately evenly between 2022 and 2023. For 2022, this, in conjunction with continued benefits from tax planning strategies, is expected to drive an adjusted net income margin of 7.5% or greater as a percent of net revenue. As a result, adjusted diluted EPS is expected to grow 22% to 26% in comparison to 2021.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the unpredictable impact from share price movements subsequent to December 31, 2021, and the relative total shareholder return components on Stantec's share-based compensation programs.

Fourth Quarter 2021 Financial Highlights

  Net revenue, on a constant currency basis, increased 8.7% or $75.0 million, driven by acquisition growth of 6.7% and organic growth of 2.0%; including the effects of foreign exchange, net revenue increased $54.5 million. Without the impact of TMEP, organic growth would have been 4.2%, reflecting strong growth achieved in Canada and Global, and organic growth across most business lines with the exception of Infrastructure which stayed consistent with the prior period.
  Project margin increased 11.3%, or $51.6 million, and increased as a percentage of net revenue from 52.8% to 55.3%, primarily from higher net revenue, a shift in project mix, and strong project execution.
  Adjusted EBITDA from continuing operations increased 2.6% or $3.6 million to $142.1 million, representing 15.5% of net revenue compared with $138.5 million or 16.1% of net revenue in the prior period. The increase in project margin was partly offset by higher administrative and marketing expenses, most notably a $13.4 million increase in share-based compensation expense (146 basis points as a percentage of net revenue) reflecting the revaluation of incentive plans due to an increase in Stantec's share price. As well, 2020 included the recovery of certain claim costs.
  Net income from continuing operations increased 11.4%, or $1.7 million, to $16.6 million, net income from continuing operations as a percentage of net revenue increased from 1.7% to 1.8%, and diluted EPS increased by 15.4%, or $0.02, to $0.15. Strong project margin, lower non-cash net lease asset and related property and equipment impairments and adjustments for onerous contract costs from the continued execution of the 2023 Real Estate Strategy, and non-cash fair value gains on equity investments contributed to a higher net income, partly offset by lower utilization in the US and higher amortization of intangible assets and acquisition and integration costs related to recent acquisitions.
  Adjusted net income decreased 4.8%, or $3.2 million, to $63.8 million, representing 7.0% of net revenue, and adjusted diluted EPS decreased 5.0%, or $0.03, to $0.57. Q4 2020 adjusted net income benefited from the favorable recovery of claim costs and resolution of certain tax matters.

Q4 and Full-year 2021 Financial Summary

	Quarter Ended Dec 31,				Year Ended Dec 31,
	2021		2020		2021		2020
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,185.3	129.4%	1,126.1	130.7%	4,576.8	125.9%	4,730.1	128.4%
Net revenue	916.2	100.0%	861.7	100.0%	3,636.1	100.0%	3,684.5	100.0%
Direct payroll costs	409.6	44.7%	406.7	47.2%	1,672.8	46.0%	1,754.0	47.6%
Project margin (note)	506.6	55.3%	455.0	52.8%	1,963.3	54.0%	1,930.5	52.4%
Administrative and marketing expenses	387.6	42.3%	317.5	36.8%	1,423.6	39.2%	1,352.9	36.7%
Depreciation of property and equipment	13.5	1.5%	14.2	1.6%	53.9	1.5%	57.9	1.6%
Depreciation of lease assets	28.3	3.1%	27.9	3.3%	107.9	3.0%	117.7	3.2%
Net impairment of lease assets and property and equipment	29.1	3.2%	66.7	7.7%	24.8	0.7%	78.6	2.1%
Amortization of intangible assets	18.0	2.0%	11.8	1.4%	60.0	1.7%	53.2	1.4%
Net interest expense	8.4	0.9%	10.2	1.2%	37.9	1.0%	49.2	1.4%
Other	(2.2)	(0.3%)	(3.8)	(0.4%)	(7.8)	(0.3%)	4.3	0.1%
Income taxes	7.3	0.8%	(4.4)	(0.5%)	62.3	1.7%	57.6	1.6%
Net income from continuing operations	16.6	1.8%	14.9	1.7%	200.7	5.5%	159.1	4.3%
Net income from discontinued operations (note)	—	0.0%	1.8	0.2%	—	—%	12.0	0.3%
Net income	16.6	1.8%	16.7	1.9%	200.7	5.5%	171.1	4.6%
Basic earnings per share (EPS) from continuing operations	0.15	n/m	0.13	n/m	1.80	n/m	1.43	n/m
Diluted EPS from continuing operations	0.15	n/m	0.13	n/m	1.80	n/m	1.42	n/m
Adjusted EBITDA from continuing operations (note)	142.1	15.5%	138.5	16.1%	573.8	15.8%	578.9	15.7%
Adjusted net income from continuing operations (note)	63.8	7.0%	67.0	7.8%	269.9	7.4%	248.9	6.8%
Adjusted diluted EPS from continuing operations (note)	0.57	n/m	0.60	n/m	2.42	n/m	2.22	n/m
Dividends declared per common share	0.165	n/m	0.16	n/m	0.66	n/m	0.62	n/m
Total assets					5,226.4		4,388.9
Total long-term debt					1,245.1		680.8

note: Project margin was previously labeled as gross margin. The composition of project margin remains unchanged from our approach previously applied to gross margin. Construction Services operations are presented as discontinued operations. Adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of the 2021 Annual Report).

n/m = not meaningful

Net Revenue by Reportable Segment

Full-Year 2021

(In millions of Canadian dollars, except percentages)	2021	2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	1,068.5	1,073.7	(5.2)	3.8	n/a	(9.0)	(0.8)%
United States	1,799.5	1,959.8	(160.3)	69.0	(130.7)	(98.6)	(5.0)%
Global	768.1	651.0	117.1	69.1	(10.2)	58.2	8.9%
Total	3,636.1	3,684.5	(48.4)	141.9	(140.9)	(49.4)
Percentage Growth (Retraction)			(1.3)%	3.9%	(3.9)%	(1.3)%

Fourth Quarter 2021

(In millions of Canadian dollars, except percentages)	Q4 2021	Q4 2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	260.0	266.6	(6.6)	—	n/a	(6.6)	(2.5)%
United States	440.2	439.5	0.7	28.9	(14.8)	(13.4)	(3.0)%
Global	216.0	155.6	60.4	29.1	(5.7)	37.0	23.8%
Total	916.2	861.7	54.5	58.0	(20.5)	17.0
Percentage Growth (Retraction)			6.3%	6.7%	(2.4)%	2.0%

Backlog

(In millions of Canadian dollars, except percentages)	Dec 31, 2021	Dec 31, 2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,169.1	1,134.3	34.8	—	n/a	34.8	3.1%
United States	3,016.9	2,449.2	567.7	336.5	(17.9)	249.1	10.2%
Global	948.3	793.6	154.7	183.0	(39.4)	11.1	1.4%
Total	5,134.3	4,377.1	757.2	519.5	(57.3)	295.0
Percentage Growth (Retraction)				11.9%	(1.3)%	6.7%

Tomorrow’s Conference Call

On Thursday, February 24, 2022, at 7:00 AM Mountain Time (9:00 AM Eastern Time), Gord Johnston, President and Chief Executive Officer, and Theresa Jang, Executive Vice President and Chief Financial Officer, will hold a conference call to discuss the Company’s fourth quarter performance.

The webcast and slide presentation can be accessed at the following link:
https://edge.media-server.com/mmc/p/ss8xmh3q

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-888-394-8218 (Canada and United States) or +1-647-484-0475 (international). Please provide confirmation code 6376520 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the 2021 Annual Report, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the company's website at stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Outlook and Annual Targets for 2022 in their entirety, the timing and ability to achieve the 2023 targets initially laid out in the strategic plan Stantec launched in December 2019, its position to withstand the challenges caused by the pandemic, any projections related to revenue, project margin, utilization and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to Stantec's Annual Targets for 2022 and Stantec's 2022 Outlook are provided in the Company’s 2021 annual report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, project cancellations and a slowdown in new opportunities related to COVID-19, decreased infrastructure spending levels, the failure of US infrastructure stimulus spending to materialize, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2021 annual report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2021 annual report free of charge from the investor contact noted below.

Investor Contact	Media Contact
Tom McMillan	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 780-917-7230
tom.mcmillan@stantec.com	stephanie.smith2@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Net income from continuing operations	16.6	14.9	200.7	159.1
Add back (deduct):
Income taxes	7.3	(4.4)	62.3	57.6
Net interest expense	8.4	10.2	37.9	49.2
Impairment of lease assets and property and equipment (note 1)	41.6	66.7	37.3	78.6
Depreciation and amortization	59.8	53.9	221.8	228.8
Unrealized gain on investments held on equity securities	(4.8)	(5.2)	(13.9)	(0.7)
COVID-related expenses (note 4)	—	1.1	—	5.0
Acquisition, integration, and restructuring costs (note 5)	13.2	1.3	27.7	1.3
Adjusted EBITDA from continuing operations	142.1	138.5	573.8	578.9

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Net income from continuing operations	16.6	14.9	200.7	159.1
Add back (deduct) after tax:
Impairment of lease assets and property and equipment (note 1)	31.8	48.1	28.5	56.6
Amortization of intangible assets related to acquisitions (note 2)	9.1	5.8	30.2	26.4
Unrealized gain on investments held on equity securities (note 3)	(3.6)	(3.7)	(10.6)	(0.5)
COVID-related expenses (note 4)	—	0.8	—	3.6
Acquisition, integration, and restructuring costs (note 5)	9.9	1.1	21.1	3.7
Adjusted net income from continuing operations	63.8	67.0	269.9	248.9
Weighted average number of shares outstanding - basic	111,223,711	111,597,381	111,242,658	111,553,711
Weighted average number of shares outstanding - diluted	111,669,548	111,987,362	111,616,665	111,949,305
Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic (note 6)	0.57	0.60	2.43	2.23
Adjusted earnings per share - diluted (note 6)	0.57	0.60	2.42	2.22

See the Definitions section of the 2021 annual report for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures. This table includes only continuing operations results.

note 1: The add back of net impairment of lease assets and property and equipment for the quarter and year ended December 31, 2021 includes onerous contracts associated with impairment of $12.5 (2020 - nil). For the year ended December 31, 2021, this amount is net of tax of $8.8 (2020 - $22.0). For the quarter ended December 31, 2021, this amount is net of tax of $9.8 (2020 - $18.6).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2021, this amount is net of tax of $9.4 (2020 - $10.3). For the quarter ended December 31, 2021, this amount is net of tax of $3.1 (2020 - $2.0).

note 3: For the year ended December 31, 2021, this amount is net of tax of ($3.3) (2020 - ($0.2)). For the quarter ended December 31, 2021, this amount is net of tax of ($1.2) (2020 - $(1.5)).

note 4: The add back of COVID-related expenses primarily relates to severance. For the year ended December 31, 2021, this amount is net of tax of nil (2020 - $1.4). For the quarter ended December 31, 2021, this amount is net of tax of nil (2020 - $0.3).

note 5: The add back of other costs primarily relates to integration expenses associated with acquisitions, past service costs for pensions, financing costs associated with internal debt restructuring, reorganization and transitional tax expenses, and severance related to organizational reshaping. For the year ended December 31, 2021, this amount is net of tax of $6.6 (2020 - $0.4, 2020 also included reorganization tax expense of $2.8). For the quarter ended December 31, 2021, this amount is net of tax of $3.3 (2020 - $0.4, 2020 also included reorganization tax expense of $0.2).

note 6: Earnings per share calculated in accordance with IFRS disclosed in the 2021 annual report.